FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of March 30, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files its 2025 Annual Report and its Annual Report on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files its 2025 Annual Report and its Annual Report on Form 20-F.

Luxembourg, March 30, 2026 – Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) filed today its 2025 Annual Report with the Luxembourg Stock Exchange, with the U.S. Securities and Exchange Commission (SEC) and with the other securities regulators of the markets where its securities are listed.

The 2025 Annual Report, which may be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam and is also available on Tenaris’s website at ir.tenaris.com, includes the following:

•	a consolidated management report containing the financial and non-financial information (or sustainability statement) required by applicable law;
•	the consolidated financial statements as of and for the year ended 31st December 2025;
•	the annual accounts as at 31st December 2025; and
•	the management certifications and external auditors’ reports on such consolidated financial statements, annual accounts and sustainability statement.

Tenaris will also file tomorrow, March 31, 2026, its annual report on Form 20-F for the year ended December 31, 2025, with the U.S. Securities and Exchange Commission (SEC). The 2025 annual report on Form 20-F will be available to be downloaded from the SEC’s website at www.sec.gov and from Tenaris’s website at ir.tenaris.com.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of any of these reports, free of charge, through our website at ir.tenaris.com/tools/printed-materials.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.